China Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2012

4Q12 New Subscribers reached 14,336

4Q12 Net Income Attributable to Shareholders Up 11.3% to RMB29.2 Million

Full Year of Fiscal 2012 Operating Cash Flow Increased to RMB353.9 Million

Conference Call to be Held June 12, 2012 at 8:00 am ET

HONG KONG, China, June 11, 2012 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the fourth quarter and fiscal year ended March 31, 2012.

Fourth Quarter of Fiscal 2012 Highlights

•	As a result of the change in operational strategy, fourth quarter new subscribers reached 14,336, a decrease of 8.3%, as compared to 15,641 in the prior year period and up 11.5% from the third quarter of fiscal 2012.
•	Revenues for the fourth quarter of fiscal 2012 increased by 5.4% to RMB99.8 million ($15.8 million) from RMB94.7 million in the prior year period.
•	Gross profit increased by 2.4% to RMB76.4 million ($12.1 million) from RMB74.7 million in the prior year period.
•	Operating profit decreased by 4.4% to RMB34.8 million ($5.5 million) from RMB36.4 million in the prior year period, as a result of enhanced sales force and marketing initiatives for operation expansion.
•	Net income attributable to shareholders increased by 11.3% to RMB29.2 million ($4.6 million) from RMB26.3 million in the prior year period.

Full Year of Fiscal 2012 Highlights

•	New subscribers for fiscal 2012 reached 53,924, up 7.8% above our target of 50,000 for the year, as compared to 56,518 in fiscal 2011.
•	Accumulated subscriber base up 29.0% to 239,754.
•	Revenues for the full year of fiscal 2012 increased by 12.1% to RMB380.5 million ($60.4 million) from RMB339.5 million in the prior year.
•	Gross profit increased by 12.1% to RMB293.8 million ($46.7 million) from RMB262.2 million in the prior year.
•	Operating profit increased by 8.9% to RMB134.8 million ($21.4 million) from RMB123.8 million in the prior year.
•	Net income attributable to shareholders increased by 43.9% to RMB132.0 million ($21.0 million) from RMB91.7 million in the prior year.
•	Operating cash flow for fiscal 2012 increased by 100.4% to RMB353.9 million ($56.2 million) from RMB176.6 million in the prior year.

“We are pleased by our accomplishments in fiscal year 2012 on several fronts,” stated Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation. “For the full year, we exceeded our target of 50,000 new subscribers to add total of 53,924 new subscribers, expanding our total accumulated subscriber base to nearly 240,000. Such growth speaks well for our new marketing strategy, which targets high-end subscribers by offering premium services, and the well-received reception by the market.”

“Furthermore, our new payment model with its emphasis on upfront payments and a higher processing fee per subscriber has strengthened our financial performance,” continued Ms. Zheng. “The market’s acceptance of this new payment model reinforces our conviction that we have developed a strong foundation for the Company’s brand in each region upon which we are successfully expanding China Cord Blood’s footprint. In addition to enhancing our strategic positioning, the new payment model has also strengthened our cash flow position as cash generated from operating activities almost doubled in fiscal 2012 from the prior year. All in all, fiscal 2012 concluded with the Company in an outstanding financial position and represented a successful first step towards repositioning our company as a premium healthcare service provider with recognized high-quality services. ”

Summary – The Fourth Quarter and Full Year Ended March 31, 2011 and 2012

	Three Months Ended			Twelve Months Ended
	March 31,			March 31,
	2011	2012		2011	2012
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Revenues	94,671	99,778	15,844	339,532	380,490	60,419
Gross Profit	74,670	76,448	12,139	262,156	293,832	46,658
Operating Income	36,429	34,842	5,532	123,819	134,843	21,412
Net Income Attributable to Shareholders	26,259	29,239	4,643	91,703	131,980	20,957
EPS Attributable to Ordinary Shares – Basic and Diluted (RMB/USD)	0.35	0.40	0.06	1.31	1.79	0.28

Revenue Breakdown (%)
Processing Fee	78.8%	74.0%		79.1%	74.0%
Storage Fee	21.2%	26.0%		20.9%	26.0%

New Subscribers (persons)	15,641	14,336		56,518	53,924
Total Accumulated Subscribers (persons)	185,830	239,754		185,830	239,754

Summary – Selected Cash Flow Statement Items

	Twelve Months Ended March 31, 2011	Twelve Months Ended March 31, 2012
(in thousands)	RMB	RMB	USD
Net cash provided by operating activities	176,585	353,858	56,190
Net cash used in investing activities	(33,914)	(122,945)	(19,523)
Net cash provided by/(used in) financing activities	193,141	(44,664)	(7,092)

Fourth Quarter Fiscal 2012 Financial Results

REVENUES. Revenues increased by 5.4% to RMB99.8 million ($15.8 million) in the fourth quarter of fiscal 2012 from RMB94.7 million in the prior year period, driven by the higher processing fee per subscriber as well as growth in recurring storage revenue as the Company’s accumulated subscriber base continued to expand.

Revenues generated from storage fees increased to RMB26.0 million ($4.1 million), up 29.4% from RMB20.1 million in the prior year period. Revenue from storage fees accounted for 26.0% of total revenues compared to 21.2% in the prior year period. This shift in revenue mix was driven by persistent growth in accumulated subscribers, which increased by 29.0% year-over-year to 239,754 as a result of continued strong demand from the Beijing and Guangdong markets.

Revenues generated from processing fees were RMB73.8 million ($11.7 million), down 1.1% from RMB74.6 million in the prior year period, as a result of the decline in new subscriber numbers pursuant to the Company strategy, which was partially offset by the increase in the higher processing fee per subscriber.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2012 increased by 2.4% to RMB76.4 million ($12.1 million) from RMB74.7 million in the prior year period. This reflects a solid gross margin of 76.6% despite the reduction in new subscriber numbers.

OPERATING INCOME. Operating income for the fourth quarter decreased to RMB34.8 million ($5.5 million) compared to RMB36.4 million in the prior year period, mostly due to an increase in marketing activities and related expenses, operating margin thus decreased to 34.9% as compared to 38.5% in the prior year period. Depreciation and amortization expenses for the fourth quarter were RMB7.7 million ($1.2 million), compared to RMB6.5 million in the prior year period.

Research and Development Expenses. Research and development expenses increased to RMB2.0 million ($0.3 million) compared to RMB1.7 million in the prior year period as a reflection of the Company’s continued focus on technology advancement in relation to cord blood stem cell preservation.

Sales and Marketing Expenses. Sales and marketing expenses increased by 24.8% to RMB16.6 million ($2.6 million) from RMB13.3 million in the prior year period as the Company continued to invest in promotional initiatives and increased its sales force by 32.2% to better penetrate its growing hospital network and meet increasing subscriber demand. Sales and marketing expenses remained within the management’s expectation at 16.6% of revenues in the fourth quarter of fiscal 2012 compared to 14.0% in the prior year period and 17.9% in the third quarter of fiscal 2012.

General and Administrative Expenses. General and administrative expenses decreased to RMB23.1 million ($3.7 million) compared to RMB23.3 million in the prior year period. General and administrative expenses as a percentage of revenues represented approximately 23.1%, compared to 24.6% in the prior year period and 24.0% in the third quarter of fiscal 2012.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS. Despite the decrease in operating income, net income attributable to shareholders for the fourth quarter of fiscal 2012 increased by 11.3% to RMB29.2 million ($4.6 million) from RMB26.3 million in the prior year period, as a result of the preferential tax treatment of a reduced tax rate of 15%, compared to 25% in the prior year period for both Guangdong and Beijing subsidiaries. Net margin for the fourth quarter of fiscal 2012 rose to 29.3% from 27.7% in the prior year period. Basic and diluted earnings per share for the fourth quarter of fiscal 2012 were RMB0.40 ($0.06).

LIQUIDITY. As of March 31, 2012, the Company had cash and cash equivalents of RMB794.3 million ($126.1 million) compared to RMB611.4 million as of March 31, 2011. The Company had bank loan borrowings of RMB45.0 million ($7.1 million) as of March 31, 2012.

Full Year Fiscal 2012 Financial Results

Fiscal year 2012 total new subscribers down to 53,924 pursuant the Company strategy to push for higher adoption of upfront payment, but the impact was offset by the increment in processing fee per subscriber from RMB5,000 to RMB5,800. For full year of fiscal 2012, total revenues increased by 12.1% to RMB380.5 million ($60.4 million) from RMB339.5 million in the prior year. The increase was largely attributable to the processing fee increase effective from April 2011 and the expansion of the Company’s accumulated subscriber base to 239,754 subscribers. Processing fees and storage fees grew by 4.8% and 39.6%, respectively. Gross profit increased by 12.1% to RMB293.8 million ($46.7 million) from RMB262.2 million in the prior year. Operating income increased by 8.9% to RMB134.8 million ($21.4 million) from RMB123.8 million in the prior year. Net income attributable to shareholders increased by 43.9% to RMB132.0 million ($21.0 million), reflecting solid operational performance and the tax benefits from the Beijing and Guangdong subsidiaries throughout the fiscal year of 2012.

Basic and diluted earnings per share attributable to ordinary shares were RMB1.79 ($0.28). Fiscal year 2012 net cash provided by operating activities increased to RMB353.9 million ($56.2 million) from RMB176.6 million in the prior year.

Ms. Zheng concluded, “It has been the Company’s strategy to expand our presence both inside and outside of China. With our recently announced partnership with KKR, a globally prominent strategic investor who shares our vision for building China Cord Blood, we believe we are now better enabled to follow through with our long-term expansion strategy. We will continue to seek out appropriate acquisitions targets and partners for cooperation as we develop the Company into a world-leading cord blood banking operator that provides long-term and sustainable returns to our shareholders.”

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, June 12, 2012 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 80300968.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2012 were made at the noon buying rate of RMB6.2975 to $1.00 on March 30, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Ms. Joeling Law

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

U.S. Tel: (646) 405-5185

Exhibit 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2011 and 2012

	March 31,	March 31,
	2011	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	794,311	126,131
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; March 31, 2012: RMB13,916)	77,402	79,012	12,546
Inventories	6,729	6,666	1,059
Prepaid expenses and other receivables	9,982	11,561	1,836
Trading securities	-	354	56
Deferred tax assets	5,373	5,268	837
Total current assets	710,873	897,172	142,465
Property, plant and equipment, net	250,348	267,862	42,535
Non-current prepayments	5,752	2,863	455
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB28,106; March 31, 2012: RMB38,628)	240,952	254,236	40,371
Inventories	31,600	34,651	5,502
Intangible assets, net	134,412	129,791	20,610
Available-for-sale equity securities	52,733	98,199	15,593
Other investments	134,363	134,363	21,336
Deferred tax assets	2,565	5,013	796
Total assets	1,563,598	1,824,150	289,663

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	7,146
Accounts payable	5,046	6,343	1,007
Accrued expenses and other payables	106,731	33,351	5,296
Deferred revenue	82,319	106,110	16,850
Amounts due to related party	360	360	57
Income tax payable	11,156	5,943	944
Total current liabilities	250,612	197,107	31,300
Deferred revenue	162,668	306,534	48,676
Other non-current liabilities	30,036	60,420	9,594
Deferred tax liabilities	26,890	24,462	3,884
Total liabilities	470,206	588,523	93,454

EQUITY
Shareholders’ equity
Ordinary shares - US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,140,147 shares issued and outstanding as of March 31, 2011, and 2012, respectively	52	50	8
Additional paid-in capital	910,316	865,654	137,460
Accumulated other comprehensive (loss)/ income	(18,580)	26,057	4,138
Retained earnings	178,993	310,973	49,380
Total shareholders’ equity	1,070,781	1,202,734	190,986
Non-controlling interests	22,611	32,893	5,223
Total equity	1,093,392	1,235,627	196,209
Total liabilities and equity	1,563,598	1,824,150	289,663

Exhibit 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months and Year ended March 31, 2011 and 2012

	Three months ended March 31,			Year ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)
Revenues	94,671	99,778	15,844	339,532	380,490	60,419
Direct costs	(20,001)	(23,330)	(3,705)	(77,376)	(86,658)	(13,761)
Gross profit	74,670	76,448	12,139	262,156	293,832	46,658
Operating expenses
Research and development	(1,717)	(1,953)	(310)	(6,960)	(7,615)	(1,209)
Sales and marketing	(13,273)	(16,567)	(2,631)	(47,583)	(61,678)	(9,794)
General and administrative	(23,251)	(23,086)	(3,666)	(83,794)	(89,696)	(14,243)
Total operating expenses	(38,241)	(41,606)	(6,607)	(138,337)	(158,989)	(25,246)
Operating income	36,429	34,842	5,532	123,819	134,843	21,412
Other income, net
Interest income	2,694	3,411	542	9,065	13,432	2,133
Interest expense	(657)	(896)	(142)	(2,606)	(3,287)	(522)
Exchange (loss)/ gain	(61)	33	5	486	(1,343)	(213)
Dividend income	-	-	-	-	7,217	1,146
Others	269	823	131	1,378	737	117
Total other income, net	2,245	3,371	536	8,323	16,756	2,661
Income before income tax	38,674	38,213	6,068	132,142	151,599	24,073
Income tax expense	(10,867)	(6,597)	(1,048)	(33,929)	(9,634)	(1,530)
Net income	27,807	31,616	5,020	98,213	141,965	22,543
Income attributable to non-controlling interests	(1,548)	(2,377)	(377)	(6,510)	(9,985)	(1,586)
Net income attributable to shareholders	26,259	29,239	4,643	91,703	131,980	20,957

Net income per share:
Attributable to ordinary shares
-Basic	0.35	0.40	0.06	1.31	1.79	0.28
-Diluted	0.35	0.40	0.06	1.31	1.79	0.28